Table of Contents

Exhibit 6.1
Bradesco ADR

Earnings per share	December 31,

	2003	2004	2005

Weighted average number of preferred
shares outstanding (in shares)	455,160,972	472,163,596	486,946,621
10% right for preferred shares	45,516,097	47,216,360	48,694,662

Adjusted weighted average number of
preferred shares outstanding
(in shares) for EPS calculation	500,677,069	519,379,956	535,641,283

Weighted average number of common shares outstanding
(in shares)	461,760,222	478,532,230	488,590,304

Total weighted average number of
shares outstanding (in shares) (A)	962,437,291	997,912,186	1,024,231,587

Net income (in millions of reais) (B)	R$2,302	R$3,327	R$6,310

EPS for common shares (B)/(A)=(C)	R$2.39	R$3.33	R$6.16
EPS for preferred shares (C) + 10%	R$2.63	R$3.67	R$6.78